                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                                Amendment No. 1

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                WEBMD CORPORATION
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                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
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                         (Title of Class of Securities)


                                    422209106
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                                 (CUSIP Number)


                Donald F. Parman, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA 19102
                             Telephone 215-751-7633
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 12, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends and supplements the Statement of Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on February 19, 1999 (the "Initial Statement"). Since the reporting person now holds less than 5% with this filing, further reporting under Schedule 13D is no long required.

The undersigned hereby amends and supplements Item 5 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).

                                  SCHEDULE 13D

CUSIP NO.                                                      PAGE 2 OF 4 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SmithKline Beecham Corporation
        23-1099050
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

        WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


        Pennsylvania
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               5,351,003
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                5,351,003
              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,351,003
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.4%
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14   TYPE OF REPORTING PERSON*

        CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 3 OF 4 PAGES

Item 1.  Security and Issuer.


Item 2.  Identity and Background.


Item 3.  Source and Amount of Funds or Other Consideration.


Item 4.  Purpose of Transaction.


Item 5.  Interest in Securities of the Issuer.

            (a)  Amount and Percent Beneficially Owned

                   Registered Name         No. of Shares        Percent
                   SBCorp                  5,351,003            2.4%


            (b) Reporting Person has sole power to vote and to dispose of all of the shares of Common Stock identified in subparagraph (a) above.

            (c) Subsequent to Healtheon / WebMD merger, Reporting Person sold 900,000 shares of Common stock in the open market in the following manner:

                   Transaction Date       No. of Shares    Price Per Share

                   12/10/99                62,500          $43.255
                   12/13/99                70,000          $41.825
                   12/13/99                50,000          $41.80
                   12/13/99                 7,500          $41.925
                   12/13/99                10,000          $42.00
                   12/15/99                 7,500          $40.25
                   12/17/99                98,000          $39.50
                   12/17/99                25,000          $39.5625
                   12/17/99                20,000          $40.00
                   12/17/99                 7,500          $40.0625
                   12/17/99                 2,500          $40.125
                   12/17/99                10,000          $40.375
                   12/17/99                 5,000          $40.50
                   12/17/99                 2,000          $40.5625
                   12/20/99                 2,000          $39.75
                   12/20/99                10,000          $39.25
                   12/20/99                20,500          $39.1875
                   12/21/99                90,000          $37.00
                   12/28/99                50,000          $38.8125
                   12/28/99                50,000          $38.9375
                   12/28/99               100,000          $39.00
                   12/28/99                25,000          $39.125
                   12/28/99                95,000          $39.25
                   12/28/99                25,000          $39.3125
                   12/28/99                25,000          $39.4375
                   12/28/99                25,000          $39.50
                   12/28/99                 5,000          $39.5625

                                                               PAGE 4 OF 4 PAGES


Dr. Tadataka Yamada was granted stock options as a Director of Issuer. Reporting Person hereby disclaims beneficial ownership of these securities. Reporting Person's percentage ownership of Issuer has been substantially reduced by subsequent issue of shares by the Issuer to other third parties.


Item 6. Contracts, Arrangements, Understandings or Relationship With respect to Securities of the Issuer.


Item 7.   Materials to be Filed as Exhibits.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

                                                SMITHKLINE BEECHAM CORPORATION



                                                By: /s/
                                                   Donald F. Parman
                                                   Secretary

DATED:  October 11, 2000